Juniper Industrial Holdings, Inc.

14 Fairmount Avenue

Chatham, New Jersey 07928

October 28, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Juniper Industrial Holdings, Inc.

Registration Statement on Form S-1

Filed October 18, 2019

CIK No. 0001787791

Ladies and Gentlemen:

This letter sets forth the response of Juniper Industrial Holdings, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 24, 2019, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have also set forth the Company’s response to the comment immediately below the comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-1

Summary, page 1

1. Staff’s comment: We note the additional disclosure regarding Mr. Fradin and GS Acquisition Holdings Corp. Please more clearly highlight Mr. Fradin’s conflicts of interest as a director of GS Acquisition and as Chairman and CEO of Juniper and controlling person of Juniper’s sponsor. In this regard, disclose that GS Acquisition, like Juniper, is a special purpose acquisition company that intends to pursue an acquisition in the industrial sector, and it has already raised funds in its initial public offering. Disclose that Mr. Fradin’s conflicts of interest between the two special purpose acquisition companies have led to

Juniper, Mr. Fradin and an affiliate of GS Acquisition entering into agreements that restrict Juniper from entering into a business combination with any entity that has an enterprise value of greater than $3 billion until GS Acquisition enters into a definitive agreement for its initial business combination or June 12, 2020, the deadline by which GS Acquisition must enter into an initial business combination.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested disclosure throughout.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Brian Cook

Brian Cook Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Paul D. Tropp

Michael S. Pilo

Christopher J. Capuzzi

Ropes & Gray LLP